(g)(1)(viii)

ANNEX A

This Annex A, amended and restated effective as of December 31, 2020, is the Annex A to that certain Supplement to the Custody Agreement Hong Kong – China - Stock Connect Service dated as of November 19, 2018 by and between each of the Portfolios listed on this Annex A and The Bank of New York Mellon.

PORTFOLIO	CUSTODY ACCOUNT	SLEEVE (if applicable)
	NUMBER
Voya Multi-Manager	472158	472394
Emerging Markets Equity		473280
Voya Multi-Manager	472499	473411
International Equity Fund		941469

Voya Multi-Manager	472496	938465
International Factors Fund

Note: (1) each entity listed in the Portfolio column is a Client, although with respect to each sleeve listed in the Sleeve column, for purposes of the account structure set forth in paragraph (a) that structure is established with respect to a particular sleeve commensurate with the account structure established under the CA with respect to such sleeve (and the terms China Connect Account and Cash Account have the meanings that correspond to that account structure established under the CA), (2) the provisions of paragraph (p) (including with respect to an HSBC Termination) are intended to apply on a sleeve-by-sleeve basis and (3) a sleeve may be considered to be the investor in China Connect Securities.

Agreed and accepted by

Each Separate Legal Entity Listed on this Annex A

By: /s/ Todd Modic__________

Name: Todd Modic

Title: Senior Vice President

Acknowledged by

The Bank of New York Mellon

By: /s/ Michael Rothemeyer___

Name: Michael Rothemeyer

Title: Vice President